Exhibit 99.1

Apex Extends Trinity Zone in West Step-out Drilling with 2.52% REO over 223.3 m and 2.49% REO over 123.3 m at Rift

Highlights:

●	Four additional drillholes, RIFT26-025 to RIFT26-028, returned broad intervals of strong REO mineralization extending the Trinity Zone to the west and northwest

●	RIFT26-026: 2.52% REO[1] over 223.3 m, incl. four discrete intervals of 3.43% REO over 26.3 m, 3.06% REO over 20.9 m, 3.54% REO over 38.7 m and 3.01% REO over 22.2 m (see Figures 1-2)

●	RIFT26-025: 2.49% REO over 123.3 m incl. 3.45% REO over 37.1 m that includes 4.03% REO over 6.6 m (see Figures 1 and 3)

○	RIFT26-025 and RIFT26-026 have extended mineralization ~90 m to the west along two (2) separate drill fences

●	RIFT26-027 and RIFT26-028: returned 3.18% REO over 47.0 m and 2.03% REO over 62.1 m, respectively, extending mineralization 100 m to the northwest

●	40 holes (25,400 m) have been completed to date with assay results for 12 holes (~7,200 m) pending and drilling still ongoing at site with a single rig expected to remain active until year-end

Vancouver, British Columbia – November 10, 2026 – Apex Critical Metals Corp. (“Apex” or the “Company”) (NASDAQ and CSE: APXC | OTCQX: APXCF | FWB: KL9 | Euronext Access Paris: MLAPX), a mineral exploration company focused on advancing its strategic 100%-controlled Rift Rare Earth Project within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A., is pleased to report the assay results from drillholes RIFT26-025 through RIFT26-028.

Sean Charland, CEO of Apex Critical Metals, commented: “The results from RIFT26-025 through RIFT26-028 continue to demonstrate the significant grade and scale profile with the Trinity Zone extending to the west and northwest and remaining open for expansion. Hole RIFT26-026 alone intersected more than 200 metres of high-grade rare-earth mineralization. With drilling ongoing and an MRE planned by the end of Q1/2027, we continue to demonstrate the potential for our Rift Project to emerge as a strategic contributor to the domestic and international rare earth supply chains.”

The Company continues to define the Trinity Zone along two primary E-W drill fences with RIFT26-026 and RIFT26-025 drilled as western step-outs on the northern (A-A’) and southern (B-B’) primary E-W drill fences, approximately 90 m and 85 m west of RIFT26-024 and RIFT26-019, respectively (Figures 1-3). RIFT26-027 and RIFT26-028, reported herein, also extend the mineralized footprint of the Trinity Zone an additional 100 m to the northwest of drillhole fence A-A’ (see Figure 1 and news release dated October 5, 2026).

1 REO (Rare Earth Oxide) is defined as the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

Figure 1. 2026 Phase II drilling at the Rift Project showing the location and assay results for drillholes RIFT26-025, RIFT26-026, RIFT26-027 & RIFT26-028 (reported herein), along with completed drillholes and historical drillhole locations.

Table 1: RIFT26-025, RIFT26-026, RIFT26-027, and RIFT26-028 Assay Highlights

(a)	All reported intervals are downhole core lengths, and do not represent true widths, which remain unknown until further confirmation assay results are received and interpreted. Depths and interval lengths are rounded to one decimal; minor discrepancies are due to rounding. NdPr(2) distributions for the Trinity Zone mineralization remain within typical global carbonatite ranges of 10-20%.
(b)	For more detailed drill results information, including REO calculations and conversions, please visit https://apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure

Key Observations and Takeaways

Current analytical results targeting both down-dip (RIFT26-025 and RIFT26-026) and northwest (RIFT26-027 and RIFT26-028) extensions of the Trinity Zone confirm that the high-grade, west-plunging mineralized body extends an additional ~90 m west and 100 m northwest of previously reported RIFT26-024, which returned 3.55% REO over 116.0 m (see news release dated October 5, 2026). Together with previously reported drilling, Trinity Zone mineralization has now been traced over approximately 600 m of north-south strike and ~500 m of western down-dip extension within the 700 m target corridor, and it remains open in all directions. All four drillholes returned broad intervals of >2.00% REO, demonstrating that the thickness and grade of the zone are maintained as it plunges west and extends northwest.

Western Down-dip Extension

RIFT26-026 returned a continuous interval of 2.52% REO over 223.3 m from 423.2 m downhole [approximately 390 m vertical depth from surface], the broadest interval above 2.50% REO reported at Rift to date. The interval, when compared to previously reported results within drillhole fence A-A’, suggests a potential thickening of the mineralized zone to the west. The interval contains multiple higher-grade zones including 3.43% REO over 26.3 m from 423.2 m, 3.06% REO over 20.9 m from 493.1 m, 3.54% REO over 38.7 m from 526.8 m and 3.01% REO over 22.2 m from 593.5 m which suggests the emerging high-grade core of >3.00% REO mineralization identified from previously reported RIFT26-024 (3.55% REO over 116.0 m, see news release dated October 5, 2026) continues to the west (Figure 2 below).

Figure 2. Drillhole fence A-A’ showing RIFT26-026 assay results at the Rift Project highlighting the Trinity Zone and additional completed holes (assays pending) with favourable zones of altered hematite (orange) shown on the downhole traces.

RIFT26-025 returned 2.49% REO over 123.3 m from 384.0 m downhole, including 3.45% REO over 37.1 m from 457.0 m, which contains two discrete higher-grade intervals of 4.00% REO over 8.1 m from 459.4 m and 4.03% REO over 6.6 m from 487.5 m. Located approximately 85 m west of previously reported RIFT26-019 (2.12% REO over 197.5 m) on drillhole fence B–B′ (see news release dated September 8, 2026), this interval confirms that the high-grade Trinity Zone continues down-dip to the west along this fence (Figure 3 below).

Figure 3. Drillhole fence B-B’ showing RIFT26-025 assay results at the Rift Project highlighting the Trinity Zone and additional completed holes (assays pending) with favourable zones of altered hematite (orange) shown on the downhole traces.

Northwest Extension

RIFT26-027, located approximately 100 m north of drillhole fence A–A′, intersected two discrete mineralized horizons. A shallow, high-grade interval of 4.43% REO over 5.9 m from 179.4 m downhole, and a deeper zone of 3.18% REO over 47.0 m from 373.6 m within a broader envelope of 2.07% REO over 85.1 m. Although narrower than the intervals to the south, the returned grades of >3.00% REO demonstrate that high-grade Trinity Zone mineralization continues north of the A-A’ fence.

RIFT26-028, the northwesternmost hole drilled to date at Rift, is located approximately 100 m north of fence A–A′ and 100 m west of RIFT26-027. It returned 2.03% REO over 62.1 m from 505.9 m downhole, including 3.13% REO over 16.6 m from 527.6 m and 4.30% REO over 7.4 m from 533.8 m, within a broader mineralized envelope of 1.64% REO over 125.0 m from 443.0 m. Trinity Zone mineralization remains open down-dip to the west and along strike to the north of RIFT26-028.

To date, twenty-eight (28) of the forty (40) completed drillholes have analytical results released. Results contained herein continue to highlight significant intervals of >3.00% REO within a broader >2.00% REO mineralized envelope, together with the positive rock attributes observed to the west demonstrate strong potential for further Trinity Zone expansion (see Figures 1-3 above). Additionally, these intercepts have now traced Trinity Zone mineralization approximately 600 m of N-S strike and approximately 500 m of western down-dip extension within the greater 700 m target corridor.

RIFT26-026
BX 190
RIFT26-026
BX 189
547m
546m
545m
544m
543m
542m
542.54m
544.58 → 547.27m
541.41 → 544.58
OREAS 460b
CORESAFE

Image 1. RIFT26-026 interval of 4.00 m from 542.5 m to 546.5 m (red box) averaging 5.65% REO, including samples RIFT026-513 (5.85% REO over 1.00 m), RIFT026-514 (6.01% REO over 1.00 m), RIFT026-515 (5.62% REO over 1.00 m), & RIFT026-516 (5.10% REO over 1.00 m).

Program Status and Next Steps

The Company continues to drill with a single rig with drilling planned until year-end. Additional assay results will be released as received, vetted and interpreted. The Company remains on track to deliver an inaugural mineral resource estimate at the Rift Project before the end of Q1/2027.

Table 2: Drillhole Location and Attributes

Hole ID	Depth (m)	Azimuth(b) (°)	Dip(b) (°)	Easting (a)	Northing (a)	Elevation (masl)
RIFT26-025	685.1	75	-65	741694.4	4460523.8	332.6
RIFT26-026	685.8	75	-65	741663.4	4460628.1	332.6
RIFT26-027	469.4	75	-65	741799.4	4460740.7	331.1
RIFT26-028	670.8	75	-65	741695.9	4460720.1	332.7

(a) Coordinates are presented in NAD83 UTMZ14 (b) Azimuth and Dip are planned and may vary downhole

Quality Assurance / Quality Control

All drilling was completed with a track-mounted diamond drill rig with HQ-size core and all drill core samples have been or will be shipped to Activation Laboratories Ltd. (Actlabs) preparation facility in Ancaster, Ontario, for standard sample preparation (code RX1) which includes drying, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. The samples were subsequently analyzed using Code 8 by XRF - Nb₂O₅, ZrO₂ and Ta₂O₅ (0.003%), Code 8 - REE Assay (lithium metaborate/tetraborate fusion with subsequent analysis by ICP and ICP/MS). Drill core was saw-cut with half-core sent for geochemical analysis and half-core remaining in the box onsite.

A Quality Assurance/Quality Control protocol was incorporated into the program and included the insertion of certified reference material and silica blanks at a rate of approximately 5% and 5%, respectively. Additional analysis of pulp-split and reject-split sample duplicates was also completed at a rate of approximately 5% and 2.5%, respectively, to assess analytical precision at different stages. Actlabs Canada is independent of the Company.

Management cautions that the interception of carbonatite and associated hematite alteration is not necessarily indicative of mineralization. Assay results are required to confirm the presence, grade, and significance of any mineralization. All intercepts reported in this news release represent core length (apparent width). True widths have not yet been determined.

(1) REO (Rare Earth Oxide) is defined as the sum of Ce2O3, La2O3, Pr2O3, Nd2O3, Eu2O3, Sm2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, and Y2O3.

(2) NdPr distribution calculated as (Nd2O3 + Pr2O3) / REO x 100

For more detailed drill results information, including REO calculations and conversions, please visit https://apexcriticalmetals.com/projects/rift-rare-earth-project/#reo_disclosure

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P.Geo., a Qualified Person under NI 43-101 on standards of disclosure for mineral projects. Mr. Schmidt is a Geologist with Dahrouge Geological Consulting Ltd., the consulting firm engaged by Apex Critical Metals Corp. to conduct and oversee all of the Company’s exploration work, including the 2026 drill program.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

Rare earth oxide (“REO”) values reported in this news release are calculated as the sum of individual rare earth oxide components and are not directly measured assay results. The individual rare earth oxide values underlying each reported REO grade are available at Individual Rare Earth Oxide Disclosure.

About Apex Critical Metals Corp. (NASDAQ and CSE: APXC) (OTCQX: APXCF) (FWB: KL9) (Euronext Access Paris: MLAPX)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company’s flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America’s most advanced niobium deposits. Two historical drillholes located within the 700 m corridor of interest returned broad intervals of >2.00% REO, with higher grade (>3.00% REO) intervals within. The Company’s 2026 drilling has continued to demonstrate this grade profile and has expanded the footprint of the high-grade mineralization (“Trinity Zone”) over approximately 600 m of north-south strike and approximately 500 m of western down-dip extension to date. Additionally, drilling has delineated a new deeper horizon (“Neo Zone”) of strongly elevated NdPr beneath the high-grade material with NdPr distributions between 30-50%. For more information, please see the Company’s news releases dated April 7, 2026, April 28, 2026, May 6, 2026 and May 15, 2026, which are available under the Company’s issuer profile on SEDAR+ (available at www.sedarplus.ca), as well as our individual REO component disclosure at the Rift Project which is available on our website at www.apexcriticalmetals.com.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed an emerging niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system. For more information, please see the Company’s news releases dated August 27, 2025, November 12, 2025, December 31, 2025 and June 30, 2026, which are available under the Company’s issuer profile on SEDAR+ (available at www.sedarplus.ca).

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, in Germany on the Börse Frankfurt under the symbol KL9 and/or WKN: A40CCQ, and in France on Euronext Access Paris under the symbol MLAPX.

Find out more at www.apexcriticalmetals.com and watch our videos at https://apexcriticalmetals.com/apex-critical-metals-corporate-video/ and make sure to stay in touch by signing up for free news alerts at https://apexcriticalmetals.com/news/news-alerts/, or by following us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain “forward-looking information” or “forward-looking statements” under applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements regarding the Company’s drill program and any subsequent drill programs and statements regarding the Company’s prospective assets (more particularly described above), and statements regarding future assay results and the potential for future exploration and drilling to confirm the source of magnetic anomalies, to test the extent of mineralization along strike and at depth, and ongoing refinement of the 3D geological modelling and understanding of the mineralized system. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company’s properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company’s properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.